AXETURE CORP.

76508 Sweet Pea Way

Palm Desert, CA 92211

Matthew Crispino

Attorney-Advisor

Office of Information

Technology and Services

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

April 5, 2016

Re: Request for acceleration of the effective date of the Registration Statement on Form S-1 of Axeture Corp.

Originally Filed January 19, 2016, Amendment No. 2, Filed March 31, 2016.

File No. 333-209039

Dear Sir,

This letter shall serve as the request of Axeture Corp., pursuant to Rule 461, to accelerate the effectiveness of the above-referenced registration statement on Wednesday, April 6, 2016, 4:00PM EST, or the soonest practicable date thereafter. We are aware of our filing obligations under the Securities Act of 1933, as amended, and intend to fully comply therewith.

We also make the following representations:

*     should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

*    the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

*       the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

Thank you very much for your kind cooperation and assistance in this matter.

Yours Truly,

/s/ William Webber

William Webber

President

Axeture Corp.